ION Networks, Inc.
                             120 Corporate Boulevard
                           South Plainfield, NJ 07080

                                  July 29, 2005

Ms. Barbara C. Jacobs
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance-Mail Stop 4-6
Washington DC 20549

Via Edgar Correspondence and Federal Express

                 Re:  ION Networks, Inc
                      Amendment No. 3 to the Registration Statement on Form SB-2 SEC File No. 333-124274

                      Form 10-KSB for the fiscal year ended December 31, 2004, as amended SEC File No. 0-13117

Dear Ms. Jacobs:

     Reference is made to your comment letter dated July 25, 2005, addressed to Norman E. Corn, and relating to Amendment No. 2 to the Registration Statement on Form SB-2 (the "Registration Statement"), the Form 10-KSB of ION Networks, Inc. (the "Company") for the fiscal year ended December 31, 2004, as amended (the "10-KSB").

     We are filing via the EDGAR system our response to the comment in your letter related to the above referenced registration and reports. The numbered paragraphs in this letter correspond to the numbered paragraph in your comment letter. To the extent indicated, we propose to amend our registration and Form 10-KSB in accordance with our response.

     In addition, we are amending the registration statement to add 1,781,582 shares of common stock, all of which are owned by selling stockholders. These selling stockholders purchased such shares in a private placement completed in February 2002. The shares were subsequently registered by the Company on a Form S-3 registration statement which was declared effective by the SEC. The S-3 registration statement has since lapsed, and the selling stockholders have requested that the Company include the shares in this registration statement. These selling stockholders were already listed in the selling stockholders' table with respect to shares they purchased in a private placement completed in March 2005, as well as shares underlying warrants which were issued both in the February 2002 and March 2005 private placements.

     We have amended the registration statement, including the selling stockholders' section, to reflect the addition of these 1,781,582 shares of common stock. For your convenience, enclosed are two marked copies of the registration statement and two clean copies of the registration statement and amendment to Form 10-KSB.


     Please call if you have any questions or further comments.

                                            Very truly yours,


                                            Patrick E. Delaney
                                            Chief Financial Officer

FORM SB-2
---------

FORM 10-KSB/A
-------------

Note 2 Summary of Significant Accounting Policies
-------------------------------------------------

Revenue Recognition, page 44
----------------------------


     1. In response to your comment letter dated July 25, 2005. ION believes that it has correctly recognized revenue derived from the sales of PRIISMS software packages based on the specific conditions as defined in Statement of Position 97-2 Software Revenue Recognition dated October 27, 1997 in the Conclusion section under Basic Principles paragraph .08. The following explanation of the individual revenue recognition criteria are presented in order to clarify that ION Network's policy of recognizing all revenue related to the sale of PRIISMS software when shipped is appropriate.

          ION's software products are sold as finished software packages for a one-time up-front license fee, which permits the customer to utilize the software pursuant to the terms of a license. Other than during an initial 90-day warranty period from the date of shipment, the purchaser is entitled to no upgrades/enhancements or services, which in anyway would take on the attributes of multi-element arrangement. The customer, at its option, may purchase an annual maintenance program from the Company which would permit it to receive upgrades/enhancements or services as part of the maintenance program. Maintenance revenue is billed in advance and recognized ratably over the term of the maintenance agreement.

          Delivery is considered to occur when the product is shipped by ION to the customer. This is the same criteria that the Company uses for its hardware products. This is evidenced by normal shipping documents and invoices.

          The one-time license fee is fixed and determinable as evidenced by the receipt from the customer of a Purchase Order, which outlines the customer's request to purchase a PRIISMS software package at a specific price to be shipped to a specific destination on or about a specific date with specific payment terms, 30 to 60 days. The Company either accepts or rejects the Purchase Order. If the Company accepts the Purchase Order it packages the product with appropriate documentation and ships it to the customer. At this point, with the exception of the 90-day warranty period, the transaction is complete pending receipt of payment from the customer.

          The collectibility of ION's billed revenue has been fully disclosed in our periodic financial reports. During the past two years, the Company has had very little bad debt and no bad debts have been recognized from the sales of PRIISMS products.

          The Company sells the package as a complete product and does not offer refunds or discounts if the customer does not utilize the product to its full potential.

     Based on all of the elements of SOP 97-2 ION believes that its revenue recognition policy is correct and does not require restatement. However, in order to respond to your request for further clarification we have expanded our disclosure for Revenue Recognition Policy in Amendment No. 3 to the Registration Statement on Form SB-2 (the "Registration Statement"), the Form 10-KSB of ION Networks, Inc. (the "Company") for the fiscal year ended December 31, 2004, as amended (the "10-KSB"). In addition, based on conversations with your staff ION will strongly consider expanding the disclosure and reporting of product segmentation information in future filings.

     For your convenience presented below are our prior disclosure and amended disclosure for revenue recognition:

Prior Disclosure

The Company recognizes revenue from product sales to end users, value-added resellers (VARs) and original equipment manufacturers (OEMs) upon shipment if no significant vendor obligations exist and collectibility is probable. We do not offer our customers the right to return products, however the Company records warranty costs at the time revenue is recognized. Management estimates the anticipated warranty costs but actual results could differ from those estimates. Maintenance contracts are sold separately and maintenance revenue is recognized on a straight-line basis over the period the service is provided, generally one year.

Amended Disclosure

The Company recognizes revenue from product sales of hardware and software to end-users, value added resellers (VARs) and original equipment manufacturers
(OEMs) upon shipment if no significant vendor obligations exist and collectibility is probable. The Company does not offer customers the right to return products, however the Company records warranty costs at the time revenue is recognized. Management estimates the anticipated warranty costs but actual results could differ from those estimates.

In addition, the Company sells internally developed stand-alone finished software packages ("PRIISMS Software"), which permit end-users to monitor, secure and administer voice and data communications networks. The software packages permit the customer to utilize the PRIISMS software pursuant to the terms of the license. Other than during an initial ninety-day warranty period from the date of shipment, the purchaser is not entitled to upgrades/enhancements or services that can be attributable to a multi-element arrangement. In addition, the customer does not have any rights to exchange or return the software. Since the software package sale does not require significant production, modification or customization, the Company recognizes revenue at such time the product is shipped and collectibility is probable in accordance with the accounting guidance of under Statement of Position 97-2, "Software Revenue Recognition".

The Company sells separate customer maintenance contracts and maintenance revenue is recognized on a straight-line basis over the period the service is provided, generally one year. On some occasions, maintenance is provided on a time and material basis in which case revenue is recognized upon shipment of the repaired item.